

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Nancy K. Buese
Executive Vice President and Chief Financial Officer
Newmont Corporation
6900 E Layton Ave.
Denver, CO 80237

> **Re: Newmont Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-31240**

Dear Ms. Buese:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation